

February 1, 2012

Via E-Mail
Frank J. Addivinola, Jr.
Chief Executive Officer
Texaplex Properties, LLC
276 Washington Street #305
Boston, MA 02108

> **Re: Texaplex Properties, LLC**
> **Amendment 5 to Offering Statement on Form 1-A**
> **Filed January 26, 2012**
> **File No. 024-10302**

Dear Mr. Addivinola, Jr.:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Part II – Offering Circular

Cover page

1. We note your revised disclosure and your response to comment two of our letter dated January 20, 2012. However, we partially reissue the comment. We understand that the company is not obligated to pay principal and interest upon maturity. This disclosure remains inconsistent with your note, which says the Issuer promises to pay the note holder principal and accrued interest within 30 days of the maturity date, and your legality opinion, which concludes that the securities are valid and binding obligations of the company. Please revise to address these inconsistencies. Finally, given the potential for an investor to never be paid principal and interest, the securities do not appear to have a maturity date, which you indicate is a basic term of a debt security. We repeat the last sentence of prior comment two.

Financial Statements

General

2. Please note the updating requirements for the financial statements as set forth in Part F/S of the instructions to Form 1-A.

Exhibits

3. Please revise your note of debenture, Exhibit 2.01, to affirmatively state that the terms of the Subscription Agreement are part of the note and incorporated by reference.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the qualification date of the pending offering statement please provide a written statement from the company acknowledging that:

•   should the Commission or the staff, acting pursuant to delegated authority, declare the filing qualified, it does not foreclose the Commission from taking any action with respect to the filing;

•   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing qualified, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•   the company may not assert staff comments and the declaration of qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the qualification date of the offering statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above offering statement. Please allow adequate time for us to review any amendment prior to the requested qualification date of the offering statement.

You may contact Blaise Rhodes at (202) 551-3774 or Angela Halac at (202) 551-3398 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Wilson at (202) 551-6047 or me at (202) 551-3795 with any other questions.

Sincerely,

/s/ John Reynolds

John Reynolds
Assistant Director